Exhibit 107
Calculation of Filing Fee Table
SC
TO
-T
(Form Type)
Playa Hotels & Resorts N.V.
(Name of Subject Company - Issuer)
HI Holdings Playa B.V.
(Names of Filing Persons - Offeror)
Hyatt Hotels Corporation
(Names of Filing Persons - Parent of Offeror)
Table 1:
Transaction Valuation

	Transaction Value	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$1,571,924,678(1)	0.00015310	$240,662(2)

Fees Previously Paid			$ 0.00

Total Transaction Valuation	$1,571,924,678(1)

Total Fees Due for Filing			$240,662

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$240,662

(1)
Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of: (i) 110,844,577 issued and outstanding ordinary shares, par value €0.10 per share (the “Shares”), of Playa Hotels & Resorts N.V. (“Playa”), which excludes 12,143,621 Shares beneficially owned by Hyatt Hotels Corporation, multiplied by the offer price of $13.50 per share; (ii) 5,556,572 Shares underlying outstanding restricted shares based on maximum-level performance and which may be entitled to receive the per share offer price of $13.50 for non-executive
directors and certain
non-continuing
employees or a continuing award for unvested restricted stock units; and (iii) 37,716 Shares underlying outstanding restricted stock units based on maximum-level performance and which may be entitled to receive the per share offer price of $13.50 for non-executive
directors and certain
non-continuing
employees or a continuing award for unvested restricted stock units. The calculation of the filing fee is based on information provided by Playa as of February 20, 2025, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule
0-11
under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for Fiscal Year 2025, effective October 1, 2024, by multiplying the transaction value by 0.00015310.